UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): June 7, 2024

BAKER GLOBAL ASSET MANAGEMENT INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12228

New York

(State or other jurisdiction of incorporation or organization)

11-2432960

(I.R.S. Employer Identification No.)

750 Veterans Memorial Highway, Suite 210

Hauppauge, NY 11788

(Full mailing address of principal executive offices)

(516) 931-1090
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 4. Changes in Issuer’s Certifying Accountant

On May 17, 2024, Baker Global Asset Management Inc. (the “Company”) dismissed BF Borgers CPA PC (“BF Borgers”) as its independent registered public accounting firm.

On June 11, 2024, the Board of Directors of the Company (the “Board”) approved and ratified the appointment of LMHS, P.C. (“LMHS”) (PCAOB ID: 3373) as the Company’s new independent registered public accounting firm. LMHS was formally engaged on June 7, 2024, to perform independent audit services for the fiscal year ending August 31, 2024 and conduct a review of the Company’s consolidated financial position as of August 31, 2023, to validate accuracy of the opening balances.

During the fiscal year ended August 31, 2023, neither the Company nor anyone on its behalf consulted with LMHS regarding: (i) the application of accounting principles to a specified transaction, either proposed or completed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the Company that LMHS concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2024	BAKER GLOBAL ASSET MANAGEMENT INC.

/s/ William Thomas Baker
Name: William Thomas Baker
Title: Chief Executive Officer

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